SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                      NORTHPOINT COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

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                                   666610 10 0
                                 (CUSIP Number)
                                                     with a copy to:
    Jonathan Gallen                                  Robert G. Minion, Esq.
    450 Park Avenue                                  Lowenstein Sandler PC
    28th Floor                                       65 Livingston Avenue
    New York, New York  10022                        Roseland, New Jersey  07068
    (212) 891-2132                                   (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 13, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  666610 10 0
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 1)   Names of  Reporting Persons/I.R.S. Identification Nos. of  Above Persons
      (entities only):

                                 Jonathan Gallen
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 2)   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)                       Not
            (b)                    Applicable
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 3)   SEC Use Only
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 4)   Source of Funds (See Instructions):   WC, PF
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 5)   Check if Disclosure of Legal Proceedings is  Required Pursuant to  Items
      2(d) or 2(e):     Not Applicable
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 6)   Citizenship or Place of Organization:    United States
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      Number of                           7) Sole Voting Power:              *
                                             -----------------------------------
      Shares Beneficially                 8) Shared Voting Power:            *
                                             -----------------------------------
      Owned by
      Each Reporting                      9) Sole Dispositive Power:         *
                                             -----------------------------------
      Person With:                       10) Shared Dispositive Power:       *
                                             -----------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  13,000,000*
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 12)  Check if the Aggregate  Amount in Row  (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     9.7%*
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 14)  Type of Reporting Person (See Instructions):       IA, IN
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* As of  December  13,  2001,  Pequod  Investments,  L.P.,  a New  York  limited partnership, was the holder of 6,700,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of NorthPoint Communications Group, Inc. and
Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 3,300,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, as of such date, 3,000,000 Shares were held individually by Mr. Gallen and/or by third parties for whom Mr. Gallen exercises sole voting and investment control with respect to such Shares. Thus, for the purposes of Reg. Section 240.13d-3, as of December 13, 2001, Mr. Gallen is deemed to beneficially own 13,000,000 Shares.

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of NorthPoint Communications Group, Inc., a Delaware corporation (the "Company"). As a result of the commencement of the Company's Chapter 7 bankruptcy proceedings, the principal executive offices of the Company are located at c/o E. Lynn Schoenmann, Esq., Chapter 7 Trustee (the "Trustee"), 800 Powell Street, San Francisco, CA 94108.

Item 2.  Identity and Background.
         -----------------------

         The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entities, as the investment advisor for, and exercises sole voting and investment authority with respect to the securities held by, each of Pequod Investments, L.P., a New York limited partnership ("Pequod"), and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International," and, together with Pequod, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties (collectively, along with Mr. Gallen's personal funds, the "Accounts").

         Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used to purchase Shares on behalf of Pequod, International, and the Accounts have come directly from the assets of Pequod, International, and the Accounts, respectively.

Item 4.  Purpose of Transaction.
         ----------------------

         The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Gallen may consider making additional purchases of Shares in the open market or in private transactions, and may consider selling all or a portion of the Shares reported herein, in each case depending upon prevailing market conditions and such other factors that Mr. Gallen may from time to time deem relevant.

         Mr. Gallen intends to closely monitor the Company's Chapter 7 bankruptcy proceedings currently pending in the United States Bankruptcy Court for the Northern District Of California (San Francisco Division) (the "Bankruptcy Case"). Further, Mr. Gallen believes that the Company's principal asset is its interest in the litigation captioned E. Lynn Schoenmann, Trustee for the Chapter 7 Estates of NorthPoint Communications Group, Inc. et al. v. Verizon Communications, Inc. et al., which is pending in the Superior Court of the State of California, City and County of San Francisco (the "Verizon
Litigation"). Mr. Gallen, to the extent permitted by applicable law, rule and regulation, may seek to influence the outcome of the Verizon Litigation and the Bankruptcy Case, including, among other things, through (i) direct and/or indirect communications with the Trustee, (ii) direct and/or indirect communications with other participants in the Verizon Litigation and/or the Bankruptcy Case and (iii) direct and/or indirect communications with other persons, including other holders of Shares and other securityholders of the Company, in each case for the purpose of attempting to maximize the value of the Shares described herein. Except as otherwise described in this Schedule 13D, Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, there were 133,452,767 Shares issued and outstanding as of October 31, 2000. As of December 13, 2001, Pequod was the holder of 6,700,000 Shares and International was the holder of 3,300,000 Shares. In addition, as of such date, 3,000,000 Shares were held by the Accounts. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod, International and the Accounts. Thus, as of December 13, 2001, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 13,000,000 Shares, or 9.7% of the Shares issued and outstanding as of that date.

         During the sixty days prior to December 13, 2001, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were (i) the December 3, 2001 sale by the Accounts of 50,000 Shares in the aggregate for a sale price of $.08 per Share in ordinary brokers transactions, (ii) the December 10, 2001 sale by an Account of 250,000 Shares for a sale price of $.09 per Share in an ordinary brokers transaction and (iii) the December 13, 2001 purchases by Pequod and International of 3,700,000 Shares and 1,800,000 Shares, respectively, for a purchase price of $.08 per Share, in private transactions with unrelated third parties.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Not applicable.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         December 16, 2001


                                          /s/ Jonathan Gallen
                                         ---------------------------------------
                                         Jonathan Gallen,  individually  and  in
                                         his capacity as the  investment advisor
                                         for Pequod  Investments,  L.P.,  Pequod
                                         International,  Ltd.  and  the Accounts


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).